SHUN TAK

Shun Tak Holdings Limited
Penthouse 39/F, West Tower, Shun Tak Centre,
200 Connaught Road,
Central, Hong Kong.
Tel.: 2859 3111 Fax: 2857 7181

02055311

02 OCT -9 AM 9:47

27th September 2002

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
Room 3045 (Stop 3-4)
450 Fifth Street
Washington, DC 20549
UNITED STATES OF AMERICA

PROCESSED
OCT 2 3 2002
THOMSON
FINANCIAL

SUPPL

Dear Sirs,

Re : Shun Tak Holdings Limited
Rule 12g3-2(b) Exemption File No. 82-3357

Pursuant to Rule 12g3-2(b)(1)(iii), and on behalf of Shun Tak Holdings Limited (the "Company"), enclosed are the documents described on Annex A hereto for your attention.

These documents supplement the information previously provided with respect to the Company's request for exemption under Rule 12g3-2(b), which was established on 10th September 1992.

This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act"), and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

Please contact our Aaron Cheung at (852) 2859 3350 if you have any queries.

Thank you for your attention.

Yours faithfully,
For and on behalf of
SHUN TAK HOLDINGS LIMITED

Daisy Ho
Director

dw 10/10

File No. 82-3357

Annex A to Letter to the SEC
dated 27th September 2002 of
Shun Tak Holdings Limited

The documents checked below are being furnished to the SEC to supplement information provided with respect to the Company's request for exemption under Rule 12g3-2, which exemption was established on September 10, 1992:

Description of Document	Check if Enclosed
Title: _____ Annual Report, Audited Accounts and Auditors' Report Date: as of ________________ Entity requiring item: Hong Kong Stock Exchange (pursuant to listing agreement between Exchange and Company)	___
Title: Half Yearly Report and Preliminary Announcement Date: as of 30th June 2002 Entity requiring item: Hong Kong Stock Exchange (pursuant to listing agreement between Exchange and Company)	X
Title: Notification of Changes in Officers (Directors, Secretaries and Auditors) Date: ________________ Entity requiring item: Hong Kong Stock Exchange (pursuant to listing agreement between Exchange and Company) and additionally to be furnished to Companies Registry as required under the Companies Ordinance of Hong Kong	___ ___
Title: Notification of Change in Registered Office Date: ________________ Entity requiring item: Hong Kong Stock Exchange (pursuant to listing agreement between Exchange and Company) and additionally to be furnished to Companies Registry as required under the Companies Ordinance of Hong Kong	___

SCMP

SHUN TAK

SHUN TAK HOLDINGS LIMITED

(incorporated in Hong Kong with limited liability)

2002 Interim Results Announcement

GROUP RESULTS

The Group's unaudited profit attributable to shareholders for the six months ended 30 June 2002 amounted to HK$280.2 million, an increase of 128.4% as compared with the profit of HK$122.7 million for the corresponding period last year. Earnings per share were 16.1 HK cents (2001: 7.3 HK cents).

INTERIM DIVIDEND

The Board of Directors has declared an interim dividend of 3.5 HK cents per share (2001: 2 HK cents) in respect of the six months ended 30 June 2002, payable on 25 October 2002 to shareholders on record as at 18 October 2002.

The Register of Members will be closed from 16 October to 18 October 2002, both dates inclusive. In order to qualify for the interim dividend, all transfers accompanied by the relevant share certificates must be lodged with the Company's Registrar not later than 4:00 p.m. on 15 October 2002.

CONDENSED CONSOLIDATED PROFIT AND LOSS ACCOUNT FOR THE SIX MONTHS ENDED 30 JUNE 2002

	Note	(Unaudited) 2002 HK$million	(Unaudited and restated) 2001 HK$million
Turnover	1	**3,523.8**	2,636.6
Other revenues		**31.5**	53.3
Other income		**10.1**	12.1
		3,565.4	2,702.0
Cost of properties sold		**(2,432.1)**	(1,655.5)
Other operating costs		**(733.1)**	(723.2)
Operating profit	1, 2	**400.2**	323.3
Finance costs	3	**(47.7)**	(65.6)
Net investment gain	4	**77.8**	—
Share of results of associates		**4.7**	(6.3)
Share of results of jointly controlled entities		**(12.0)**	(6.0)
Profit before taxation		**423.0**	245.4
Taxation	5	**(13.4)**	(33.6)
Profit after taxation		**409.6**	211.8
Minority interests		**(129.4)**	(89.1)
Profit attributable to shareholders		**280.2**	122.7
Interim dividend		**68.0**	31.1
Earnings per share (HK cents)	6		
- basic		**16.1**	7.3
- diluted		**15.7**	N/A
Interim dividend per share (HK cents)		**3.5**	2.0

NOTES:

1. **Segment information**

	Turnover 2002 HK$million	Turnover (Restated) 2001 HK$million	Operating profit 2002 HK$million	Operating profit (Restated) 2001 HK$million
By business segment:				
Shipping	**698.6**	681.1	**96.6**	77.8
Property	**2,769.0**	1,910.2	**305.4**	235.4
Hospitality	**37.7**	30.8	**4.1**	(0.1)
Investment & others	**18.5**	14.5	**17.0**	13.4
	3,523.8	2,636.6	**423.1**	326.5
Unallocated net expenses			**(22.9)**	(3.2)
			400.2	323.3
By geographical segment:				
Hong Kong	**3,152.8**	2,272.2	**322.5**	243.9

Airport Authority to renovate and upgrade a cross boundary passenger ferry terminal at the Hong Kong International Airport in Chek Lap Kok. The ferry terminal is scheduled to commence operations in the first quarter of 2003 for the purpose of providing passenger ferry services to major cities in the Pearl River Delta.

The charter service agreement with Sociedade de Turismo e Diversões de Macau, S.A.R.L. to provide low fare passenger ferry service between Kowloon and Macau has successfully promoted tourism in Macau and contributed to a stable income for the Group. The agreement has been renewed for one year commencing on 1 January 2002.

Hospitality

Benefiting from the upturn of Macau tourism, the Group's hospitality business in Macau continued to perform satisfactorily during the first half of 2002. The number of visitors to Macau for the first six months ended 30 June 2002 reached 5.5 million, increased by 9.3% as compared with the same period last year.

Mandarin Oriental Macau achieved a significant increase in net profit, as compared to the same period last year due to improvement in operating profit and reduction in interest expenses. Westin Resort Macau recorded a slight increase of 0.8% in average room rate, as compared to the corresponding period in the previous year. As Westin Resort Macau is currently undertaking a refurbishment programme, its occupancy rate was slightly affected by a 2.9% decrease as compared to the corresponding period last year. The programme is scheduled for completion in the second quarter of 2003.

Macau Golf & Country Club, the Group's premier golf club in Macau, has performed satisfactorily during the first half of the year and achieved an increase in net profit as compared to the same period last year.

With the opening of the Macau Tower Convention & Entertainment Centre ("MTCEC") in December 2001, the Group's hospitality management portfolio has added a landmark property and broadened its hospitality network in Macau. The Group was awarded the operational and management agreement for the MTCEC for 20 years and has since brought in a series of exhibitions, trade shows, concerts as well as special events, such as the world acclaimed Chanel Greater China Fashion Show to MTCEC. The Group, together with the world renowned commercial bunjee jump pioneer AJ Hackett, have recently launched an adventure tourism business at the MTCEC, which is AJ Hackett's first and only destination in the Greater China region.

Property

The property division of the Group has achieved satisfactory result during the first half of the year.

Pre-sale of Phase I and Phase II of the Liberté was successfully launched in April 2002 and June 2002, respectively, and was well-received by the market. Phase I, comprising five towers of 1,834 residential units, is scheduled for completion in the third quarter of 2003. Phase II, comprising two towers of 600 residential units and a commercial podium, is scheduled for completion by the end of 2003. The Liberté is conveniently located in the centre of West Kowloon's transportation network and within walking distance to an MTR station.

Phase II of The Belcher's development, comprising three towers of 1,120 residential units, was completed in April 2002 and the sold units were smoothly handed over to the homebuyers as scheduled.

The Group's property management portfolio currently comprises a total gross floor area of approximately 8.5 million square feet in Hong Kong and Macau, including The Belcher's, The Westwood and the MTCEC. In anticipation of the addition of the Liberté upon its completion in 2003, the portfolio will be increased to over 10 million square feet.

PROSPECTS

The directors are confident that the shipping and hospitality businesses of the Group are well-poised to participate in, and benefit from the revival of Macau tourism as well as the fast economic growth of the Pearl River Delta region.

In light of this, the Group continues to review and restructure its existing operations and focus on the business development of its shipping and hospitality divisions. In February 2002, the Group strategically disposed of its 20% equity interest in an air cargo business, AHK Air Hong

	3,523.8	2,636.6	400.2	323.3

2. **Operating profit**

	2002 HK$million	(Restated) 2001 HK$million
After crediting:		
Interest income	**15.8**	31.6
Less: Amount capitalised in properties under development	**(2.6)**	(6.6)
	13.2	25.0
Rental income from investment properties	**41.0**	8.0
Less: Outgoings	**(0.1)**	(0.1)
	40.9	7.9
Dividends from unlisted investments	**24.9**	14.5
After charging:		
Cost of inventories	**2,561.0**	1,797.7
Staff costs	**250.9**	245.9
Amortisation and depreciation	**75.8**	90.1

3. **Finance costs**

	2002 HK$million	2001 HK$million
Total finance costs incurred	**113.8**	283.3
Less: Amount capitalised in properties under development	**(66.1)**	(217.7)
Total finance costs expensed during the period	**47.7**	65.6

4. **Net investment gain**

Net investment gain comprises profit on disposal of an associate of HK$177.8 million (2001: nil) and impairment loss on investment of HK$100.0 million (2001: nil).

5. **Taxation**

Hong Kong profits tax is provided for at the rate of 16% (2001: 16%) on the estimated assessable profits for the period. Overseas taxation is calculated at the rates applicable in their respective jurisdictions.

	2002 HK$million	2001 HK$million
Company and subsidiaries		
Hong Kong profits tax	**11.8**	15.6
Overseas tax	**1.3**	0.1
Deferred tax	**—**	17.4
Associates		
Hong Kong profits tax	**0.1**	0.2
Overseas tax	**0.2**	0.3
	13.4	33.6

6. **Earnings per share**

The calculation of basic earnings per share is based on profit attributable to shareholders of HK$280.2 million (2001: HK$122.7 million, as restated for adopting new and revised Statements of Standard Accounting Practice) and the weighted average number of 1,742,326,635 shares (2001: 1,674,141,933 shares, as restated for the rights issue) in issue during the period. The calculation of diluted earnings per share is based on profit attributable to shareholders of HK$306.0 million and the weighted average number of 1,949,941,113 shares in issue after adjusting for the effects of all dilutive potential ordinary shares. For the six months ended 30 June 2001, the diluted earnings per share was not shown as there was no dilutive effect.

BUSINESS REVIEW

Shipping

Shun Tak-China Travel Shipping Investments Ltd., the shipping investment arm of the Group, has maintained its market leadership with approximately 90% market share of the Hong Kong-Macau route during the first half of year 2002. For its Shenzhen and Guangzhou routes, total passenger traffic recorded a year on year increase of 21.6% during the first six months. Operating profit of the Group's shipping division increased by 24.2% to HK$96.6 million (2001: HK$77.8 million) in the first half of the year through optimal re-allocation of internal resources, continuing cost control efforts and enhancement of operating efficiency.

further strengthen its interests in hospitality. Meanwhile, the Group has taken a conservative and highly prudent approach to make a provision mainly for its technology-related funds and investments during the period in recognition of the global downturn in the technology sector.

In May 2002, the Group successfully raised approximately HK$388.5 million by way of rights issue for reducing the Group's debt and enhancing its financial position. In addition, sales from its property development projects during the period had generated substantial cash inflow and further improved the gearing position of the Group.

In view of the Group's sound financial position, the Board believes that the Group is well-poised to pursue expansion and new business opportunities, particularly in hospitality-related investments in Macau and the Pearl River Delta region. The Group will continue to focus on creating synergy for its existing operation, in a prudent yet proactive manner and remains confident of the future development and prosperity of its core businesses.

FINANCIAL REVIEW

Liquidity, Financial Resources and Capital Structure

The cash and cash equivalents were HK$1,366 million at 30 June 2002, a substantial increase of HK$779 million from last year end date.

During the period, the Group enlarged its share capital by way of rights issue from a subscription of 388,486,782 shares at HK$1.00 per share. The net proceeds (after deduction of expenses) from the rights issue of HK$382 million were applied to reduce the Group's debts.

At 30 June 2002, total loan facilities and other financing available to the Group amounted to HK$4,730 million, of which HK$1,250 million remained undrawn. The facilities outstanding at the period end comprised HK$3,167 million bank loans, HK$308 million convertible guaranteed bonds and HK$5 million other loans. 13% of the outstanding bank loans was secured by charges on certain assets of the Group. It is the Group's policy to secure adequate funding to match with cash flows required for working capital and investing activities. The maturity profile of the Group's borrowings as at 30 June 2002 is set out below:

Maturity Profile

Within 1 year	1-2 years	2-5 years	Total
12%	23%	65%	100%

Based on a net borrowings of HK$2,114 million at the period end, the Group's gearing ratio was 20.0% (at 31 December 2001: 31.9%, as restated). The Group will continue with its financial strategy of maintaining a prudent gearing ratio and consider steps to reduce its finance costs.

Financial Risk

The Group adopts a conservative policy in financial risk management with little exposure to foreign exchange and interest rate risks. It is the Group's policy not to engage in any speculative trading activity. The funds raised by the Group are on a floating rate basis except for the convertible guaranteed bonds which accounted for 10% of our Group's long term borrowings. Only 19% of the Group's outstanding borrowings is denominated in US dollars. The Group's principal operations are primarily conducted and recorded in Hong Kong dollars so that the exposure to foreign exchange fluctuations is minimal.

Human Resources

The Group, including subsidiaries but excluding associates and jointly controlled entities, employs approximately 2,090 employees at the period end. The Group adopts a competitive remuneration package for its employees. Promotion and salary increments are assessed based on a performance related basis. Social activities are organised to foster team spirit amongst staff. Staff are encouraged to attend training classes that are related to the Group's businesses.

REVIEW BY AUDIT COMMITTEE

The unaudited interim financial statements for the six months ended 30 June 2002 have been reviewed by the Audit Committee of the Company. At the request of the directors, the Group's external auditors have carried out a review of the unaudited interim financial statements in accordance with the Statement of Auditing Standard 700 issued by the Hong Kong Society of Accountants.

PUBLICATION OF INTERIM REPORT ON THE EXCHANGE'S WEBSITE

The interim report of the Group containing all the information required by paragraph 46(1) to 46(6) of Appendix 16 of the Rules *Governing the Listing of Securities on The Stock Exchange of Hong Kong* Limited will be published on the Exchange's website in due course.

Shun Tak Holdings Limited
信德集團有限公司
Interim Report 2002 中期業績報告





Contents



GROUP RESULTS

The Group's unaudited profit attributable to shareholders for the six months ended 30 June 2002 amounted to HK$280.2 million, an increase of 128.4% as compared with the profit of HK$122.7 million for the corresponding period last year. Earnings per share were 16.1 HK cents (2001: 7.3 HK cents).

INTERIM DIVIDEND

The Board of Directors has declared an interim dividend of 3.5 HK cents per share (2001: 2 HK cents) in respect of the six months ended 30 June 2002, payable on 25 October 2002 to shareholders on record as at 18 October 2002.

The Register of Members will be closed from 16 October to 18 October 2002, both dates inclusive. In order to qualify for the interim dividend, all transfers accompanied by the relevant share certificates must be lodged with the Company's Registrar not later than 4:00 p.m. on 15 October 2002.

BUSINESS REVIEW

Shipping

Shun Tak-China Travel Shipping Investments Ltd., the shipping investment arm of the Group, has maintained its market leadership with approximately 90% market share of the Hong Kong-Macau route during the first half of year 2002. For its Shenzhen and Guangzhou routes, total passenger traffic recorded a year on year increase of 21.6% during the first six months. Operating profit of the Group's shipping division increased by 24.2% to HK$96.6 million (2001: HK$77.8 million) in the first half of the year through optimal re-allocation of internal resources, continuing cost control efforts and enhancement of operating efficiency.

In line with the Group's strategy of exploring new PRC route expansion and other business development opportunities in the Pearl River Delta, a new route between Shenzhen and Macau was launched on 16 April 2002. In June 2002, the shipping division formed a joint venture with a third party, which entered into a design agreement with the Hong Kong Airport Authority to renovate and upgrade a cross boundary passenger ferry terminal at the Hong Kong International Airport in Chek Lap Kok. The ferry terminal is scheduled to commence operations in the first quarter of 2003 for the purpose of providing passenger ferry services to major cities in the Pearl River Delta.

The charter service agreement with Sociedade de Turismo e Diversões de Macau, S.A.R.L. to provide low fare passenger ferry service between Kowloon and Macau has successfully promoted tourism in Macau and contributed to a stable income for the Group. The agreement has been renewed for one year commencing on 1 January 2002.



Hospitality

Benefiting from the upturn of Macau tourism, the Group's hospitality business in Macau continued to perform satisfactorily during the first half of 2002. The number of visitors to Macau for the first six months ended 30 June 2002 reached 5.5 million, increased by 9.3% as compared with the same period last year.

Mandarin Oriental Macau achieved a significant increase in net profit, as compared to the same period last year due to improvement in operating profit and reduction in interest expenses. Westin Resort Macau recorded a slight increase of 0.8% in average room rate, as compared to the corresponding period in the previous year. As Westin Resort Macau is currently undertaking a refurbishment programme, its occupancy rate was slightly affected by a 2.9% decrease as compared to the corresponding period last year. The programme is scheduled for completion in the second quarter of 2003.

Macau Golf & Country Club, the Group's premier golf club in Macau, has performed satisfactorily during the first half of the year and achieved an increase in net profit as compared to the same period last year.

With the opening of the Macau Tower Convention & Entertainment Centre ("MTCEC") in December 2001, the Group's hospitality management portfolio has added a landmark property and broadened its hospitality network in Macau. The Group was awarded the operational and management agreement for the MTCEC for 20 years and has since brought in a series of exhibitions, trade shows, concerts as well as special events, such as the world acclaimed Chanel Greater China Fashion Show to MTCEC. The Group, together with the world renowned commercial bunjee jump pioneer AJ Hackett, has recently launched an adventure tourism business at the MTCEC, which is AJ Hackett's first and only destination in the Greater China region.

Property

The property division of the Group has achieved satisfactory result during the first half of the year.

Pre-sale of Phase I and Phase II of the Liberté was successfully launched in April 2002 and June 2002, respectively, and was well-received by the market. Phase I, comprising five towers of 1,834 residential units, is scheduled for completion in the third quarter of 2003. Phase II, comprising two towers of 600 residential units and a commercial podium, is scheduled for completion by the end of 2003. The Liberté is conveniently located in the centre of West Kowloon's transportation network and within walking distance to an MTR station.



Phase II of The Belcher's development, comprising three towers of 1,120 residential units, was completed in April 2002 and the sold units were smoothly handed over to the homebuyers as scheduled.

The Group's property management portfolio currently comprises a total gross floor area of approximately 8.5 million square feet in Hong Kong and Macau, including The Belcher's, The Westwood and the MTCEC. In anticipation of the addition of the Liberté upon its completion in 2003, the portfolio will be increased to over 10 million square feet.

PROSPECTS

The directors are confident that the shipping and hospitality businesses of the Group are well-poised to participate in, and benefit from the revival of Macau tourism as well as the fast economic growth of the Pearl River Delta region.

In light of this, the Group continues to review and restructure its existing operations and focus on the business development of its shipping and hospitality divisions. In February 2002, the Group strategically disposed of its 20% equity interest in an air-cargo business, AHK Air Hong Kong Limited. In April 2002, the Group acquired the development rights of a 99,000 square metre hotel and commercial site in Taipa-Macau to further strengthen its interests in hospitality business in Macau. Meanwhile, the Group has taken a conservative and highly prudent approach to make a provision mainly for its technology-related funds and investments during the period in recognition of the global downturn in the technology sector.

In May 2002, the Group successfully raised approximately HK$388.5 million by way of rights issue for reducing the Group's debt and enhancing its financial position. In addition, sales from its property development projects during the period had generated substantial cash inflow and further improved the gearing position of the Group.

In view of the Group's sound financial position, the Board believes that the Group is well-poised to pursue expansion and new business opportunities, particularly in hospitality-related investments in Macau and the Pearl River Delta region. The Group will continue to focus on creating synergy for its existing operation, in a prudent yet proactive manner and remains confident of the future development and prosperity of its core businesses.



FINANCIAL REVIEW

Liquidity, Financial Resources and Capital Structure

The cash and cash equivalents were HK$1,366 million at 30 June 2002, a substantial increase of HK$779 million from last year end date.

During the period, the Group enlarged its share capital by way of rights issue from a subscription of 388,486,782 shares at HK$1.00 per share. The net proceeds (after deduction of expenses) from the rights issue of HK$382 million were applied to reduce the Group's debts.

At 30 June 2002, total loan facilities and other financing available to the Group amounted to HK$4,730 million, of which HK$1,250 million remained undrawn.

The facilities outstanding at the period end comprised HK$3,167 million bank loans, HK$308 million convertible guaranteed bonds and HK$5 million other loans. 13% of the outstanding bank loans was secured by charges on certain assets of the Group. It is the Group's policy to secure adequate funding to match with cash flows required for working capital and investing activities. The maturity profile of the Group's borrowings as at 30 June 2002 is set out below:

Maturity Profile

Within 1 year	1-2 years	2-5 years	Total
12%	23%	65%	100%

Based on a net borrowings of HK$2,114 million at the period end, the Group's gearing ratio was 20.0% (at 31 December 2001: 31.9%, as restated). The Group will continue with its financial strategy of maintaining a prudent gearing ratio and consider steps to reduce its finance costs.

Financial Risk

The Group adopts a conservative policy in financial risk management with little exposure to foreign exchange and interest rate risks. It is the Group's policy not to engage in any speculative trading activity.

The funds raised by the Group are on a floating rate basis except for the convertible guaranteed bonds which accounted for 10% of our Group's long term borrowings.

Only 19% of the Group's outstanding borrowings is denominated in US dollars. The Group's principal operations are primarily conducted and recorded in Hong Kong dollars so that the exposure to foreign exchange fluctuations is minimal.



Human Resources

The Group, including subsidiaries but excluding associates and jointly controlled entities, employs approximately 2,090 employees at the period end. The Group adopts a competitive remuneration package for its employees. Promotion and salary increments are assessed based on a performance related basis. Social activities are organised to foster team spirit amongst staff. Staff are encouraged to attend training classes that are related to the Group's businesses.

Condensed Consolidated Profit and Loss Account

For the six months ended 30 June

	Note	(Unaudited) 2002 (HK$'000)	(Unaudited and restated) 2001 (HK$'000)
Turnover	2	**3,523,823**	2,636,603
Other revenues		**31,431**	53,287
Other income		**10,129**	12,068
		3,565,383	2,701,958
Cost of properties sold		**(2,432,060)**	(1,655,526)
Other operating costs		**(733,158)**	(723,155)
Operating profit	2, 3	**400,165**	323,277
Finance costs	4	**(47,707)**	(65,558)
Net investment gain	5	**77,828**	—
Share of results of associates		**4,662**	(6,344)
Share of results of jointly controlled entities		**(11,962)**	(6,002)
Profit before taxation		**422,986**	245,373
Taxation	6	**(13,375)**	(33,602)
Profit after taxation		**409,611**	211,771
Minority interests		**(129,421)**	(89,086)
Profit attributable to shareholders		**280,190**	122,685
Interim dividend	7	**67,985**	31,079
Earnings per share (HK cents)	8		
- basic		**16.1**	7.3
- diluted		**15.7**	N/A

Condensed Consolidated Balance Sheet

	Note	(Unaudited) At 30 June 2002 (HK$'000)	(Audited and restated) At 31 December 2001 (HK$'000)
Non-current assets			
Fixed assets	9	**4,025,071**	3,450,594
Associates		**945,316**	1,024,143
Joint ventures		**439,196**	422,544
Investments		**395,317**	482,836
Mortgage loans receivable		**1,405,613**	651,903
		7,210,513	6,032,020
Current assets			
Properties under development		**2,272,580**	6,621,296
Inventories	9	**3,368,424**	1,239,122
Sale proceeds of properties held by stakeholders		**1,101,666**	311,480
Trade & other debtors, deposits and prepayments	10	**494,909**	1,125,971
Time deposits		**1,290,533**	523,204
Cash and bank balances		**75,265**	64,150
		8,603,377	9,885,223
Current liabilities			
Current portion of long-term borrowings		**426,336**	506,417
Trade & other creditors, deposits and accrued charges	10	**1,596,170**	717,631
Taxation		**94,619**	93,373
		2,117,125	1,317,421
Net current assets		**6,486,252**	8,567,802
Total assets less current liabilities		**13,696,765**	14,599,822
Non-current liabilities			
Long-term borrowings		**3,053,828**	3,560,195
Provision for premium on redemption of convertible guaranteed bonds		**59,079**	86,440
Deferred tax		**19,802**	58,707
		3,132,709	3,705,342
Minority interests and loans		**4,321,679**	5,232,648
Net assets		**6,242,377**	5,661,832
Shareholders' equity			
Share capital	11	**485,608**	388,486
Reserves		**5,688,784**	5,226,728
Proposed dividends		**67,985**	46,618
		6,242,377	5,661,832

Condensed Consolidated Cash Flow Statement

For the six months ended 30 June

	(Unaudited) 2002 (HK$'000)	(Unaudited and restated) 2001 (HK$'000)
Net cash from operating activities	**3,228,266**	766,857
Net cash (used in)/from investing activities	**(1,019,987)**	33,698
Net cash used in financing activities	**(1,429,835)**	(1,283,305)
Increase/(decrease) in cash and cash equivalents	**778,444**	(482,750)
Cash and cash equivalents at 1 January	**587,354**	872,593
Cash and cash equivalents at 30 June	**1,365,798**	389,843
Analysis of balances of cash and cash equivalents		
Time deposits	**1,290,533**	326,939
Cash and bank balances	**75,265**	62,904
	1,365,798	389,843

Condensed Consolidated Statement of Changes in Equity

For the six months ended 30 June 2002 (unaudited)

	Share capital (HK$'000)	Share premium account (HK$'000)	Capital redemption reserve account (HK$'000)	Capital reserve account (HK$'000)	Investment property revaluation reserve account (HK$'000)	Exchange reserve account (HK$'000)	Profit and loss account (HK$'000)	Proposed dividends (HK$'000)	Total (HK$'000)
At 1 January 2002									
- as orginally stated	388,486	3,510,565	5,019	130,302	8,758	4,389	1,590,980	46,618	5,685,117
- effect of adopting SSAP 34	–	–	–	–	–	–	(23,285)	–	(23,285)
- as restated	388,486	3,510,565	5,019	130,302	8,758	4,389	1,567,695	46,618	5,661,832
Shares issued under the rights issue	97,122	–	–	–	–	–	–	–	97,122
Premium on shares issued under the rights issue	–	291,365	–	–	–	–	–	–	291,365
Expenses on issue of shares	–	(6,271)	–	–	–	–	–	–	(6,271)
Profit for the period	–	–	–	–	–	–	280,190	–	280,190
Released upon realisation of assets	–	–	–	(23,588)	–	–	–	–	(23,588)
2001 final dividend for the rights shares	–	–	–	–	–	–	(11,655)	11,655	–
2001 final dividend	–	–	–	–	–	–	–	(58,273)	(58,273)
2002 interim dividend	–	–	–	–	–	–	(67,985)	67,985	–
At 30 June 2002	485,608	3,795,659	5,019	106,714	8,758	4,389	1,768,245	67,985	6,242,377

For the six months ended 30 June 2001 (unaudited)

	Share capital (HK$'000)	Share premium account (HK$'000)	Capital redemption reserve account (HK$'000)	Capital reserve account (HK$'000)	Investment property revaluation reserve account (HK$'000)	Exchange reserve account (HK$'000)	Profit and loss account (HK$'000)	Proposed dividends (HK$'000)	Total (HK$'000)
At 1 January 2001									
- as orginally stated	388,486	3,510,565	5,019	125,569	–	4,294	1,221,591	46,618	5,302,142
- effect of adopting									
SSAP 18 (revised)	–	–	–	–	–	–	(14,322)	–	(14,322)
SSAP 28	–	–	–	–	–	–	189,837	–	189,837
SSAP 31	–	–	–	4,733	–	–	(4,733)	–	–
SSAP 34	–	–	–	–	–	–	(23,285)	–	(23,285)
- as restated	388,486	3,510,565	5,019	130,302	–	4,294	1,369,088	46,618	5,454,372
Profit for the period	–	–	–	–	–	–	122,685	–	122,685
2000 final dividend	–	–	–	–	–	–	–	(46,618)	(46,618)
2001 interim dividend	–	–	–	–	–	–	(31,079)	31,079	–
At 30 June 2001	388,486	3,510,565	5,019	130,302	–	4,294	1,460,694	31,079	5,530,439

NOTE 1 BASIS OF PREPARATION AND ACCOUNTING POLICIES

The condensed financial statements have been prepared in accordance with Statement of Standard Accounting Practice ("SSAP") No. 25 "Interim financial reporting" issued by the Hong Kong Society of Accountants (the "HKSA") and Appendix 16 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

The condensed financial statements have been prepared under the historical cost convention as modified by the revaluation of investment properties and certain fixed assets.

The accounting policies and methods of computation used in the preparation of the interim financial statements are consistent with those used in the annual financial statements for the year ended 31 December 2001, except for the adoption of the following SSAPs issued by the HKSA which are effective for accounting periods commencing on or after 1 January 2002.

SSAP 1 (revised)	:	Presentation of financial statements
SSAP 11 (revised)	:	Foreign currency translation
SSAP 15 (revised)	:	Cash flow statements
SSAP 34	:	Employee benefits

The changes to the Group's accounting policies arising from the adoption of these new or revised SSAPs are set out below:

(a) SSAP 1 (revised) : Presentation of financial statements
Certain presentational changes have been made upon the adoption of SSAP 1 (revised).

(b) SSAP 11 (revised) : Foreign currency translation
On adoption of SSAP 11 (revised), the profit and loss accounts of subsidiaries, associates and joint ventures established outside Hong Kong, which are expressed in currencies other than Hong Kong dollars, are translated into Hong Kong dollars at the weighted average exchange rates during the period. This is a change in accounting policy from previous years where these were translated at the rates of exchange ruling at the balance sheet date. The new accounting policy has been adopted prospectively and the effects of the change relating to prior periods are not significant.

(c) SSAP 15 (revised) : Cash flow statements
In accordance with SSAP 15 (revised), the cash and cash equivalents are presented by means of cash flow statement which classifies cash flows during the period according to operating, investing and financing activities. Condensed cash flow statement for the six months ended 30 June 2001 has been presented on a consistent basis.

NOTE 1 BASIS OF PREPARATION AND ACCOUNTING POLICIES (Continued)

(d) SSAP 34 : Employee benefits

In accordance with SSAP 34, cost of accumulating compensated absences is recognised as an expense and measured based on the additional amount that the Group expects to pay as a result of the unused entitlement that has accumulated at the balance sheet date. This change in accounting policy has been applied retrospectively and accordingly, the retained profits as at 1 January 2002 have been decreased by HK$23,285,000 and the Group's net assets as at 31 December 2001 have been decreased by HK$23,285,000. There is no significant impact on the Group's net assets as at 30 June 2002 and its profit attributable to shareholders for both periods presented.

NOTE 2 SEGMENT INFORMATION

An analysis of the Group's turnover and operating profit by business and geographical segments is outlined below:

For the six months ended 30 June

	Turnover		Operating profit	
	2002 (HK$'000)	(Restated) 2001 (HK$'000)	**2002 (HK$'000)**	(Restated) 2001 (HK$'000)
By business segment:				
Shipping	**698,585**	681,081	**96,647**	77,828
Property	**2,769,033**	1,910,194	**305,438**	235,343
Hospitality	**37,654**	30,860	**4,048**	(64)
Investments & others	**18,551**	14,468	**16,962**	13,395
	3,523,823	2,636,603	**423,095**	326,502
Unallocated net expenses			**(22,930)**	(3,225)
			400,165	323,277
By geographical segment:				
Hong Kong	**3,152,790**	2,272,158	**322,467**	243,883
Macau	**335,400**	336,133	**74,169**	77,983
Others	**35,633**	28,312	**3,529**	1,411
	3,523,823	2,636,603	**400,165**	323,277

NOTE 3 OPERATING PROFIT

For the six months ended 30 June

	2002 (HK$'000)	(Restated) 2001 (HK$'000)
After crediting:		
Interest income	**15,831**	31,648
Less: Amount capitalised in properties under development	**(2,635)**	(6,648)
	13,196	25,000
Rental income from investment properties	**40,996**	8,029
Less: Outgoings	**(107)**	(108)
	40,889	7,921
Dividends from unlisted investments	**24,949**	14,468
After charging:		
Cost of inventories	**2,561,026**	1,797,689
Staff costs	**250,910**	245,939
Amortisation and depreciation	**75,845**	90,105

NOTE 4 FINANCE COSTS

For the six months ended 30 June

	2002 (HK$'000)	2001 (HK$'000)
Total finance costs incurred	**113,793**	283,297
Less: Amount capitalised in properties under development	**(66,086)**	(217,739)
Total finance costs expensed during the period	**47,707**	65,558

NOTE 5 NET INVESTMENT GAIN

Net investment gain comprises profit on disposal of an associate of HK$177,828,000 (2001: nil) and impairment loss on investment of HK$100,000,000 (2001: nil).

NOTE 6 TAXATION

For the six months ended 30 June

	2002 (HK$'000)	2001 (HK$'000)
Company and subsidiaries		
Hong Kong profits tax	**11,845**	15,552
Overseas tax	**1,264**	99
Deferred tax	**—**	17,440
Associates		
Hong Kong profits tax	**53**	165
Overseas tax	**213**	346
	13,375	33,602

Hong Kong profits tax is provided for at the rate of 16% (2001: 16%) on the estimated assessable profits for the period. Overseas taxation is calculated at the rates applicable in their respective jurisdictions.

NOTE 7 INTERIM DIVIDEND

For the six months ended 30 June

	2002 (HK$'000)	2001 (HK$'000)
Interim dividend of 3.5 HK cents on 1,942,433,910 shares (2001: 2.0 HK cents on 1,553,947,128 shares)	**67,985**	31,079

NOTE 8 EARNINGS PER SHARE

The calculation of basic earnings per share is based on profit attributable to shareholders of HK$280,190,000 (2001: HK$122,685,000, as restated for adopting new and revised SSAPs) and the weighted average number of 1,742,326,635 shares (2001: 1,674,141,933 shares, as restated for the rights issue) in issue during the period. The calculation of diluted earnings per share is based on profit attributable to shareholders of HK$306,008,000 and the weighted average number of 1,949,941,113 shares in issue after adjusting for the effects of all dilutive potential ordinary shares. For the six months ended 30 June 2001, the diluted earnings per share was not shown as there was no dilutive effect.

A reconciliation of profit attributable to shareholders and the weighted average number of shares used in calculating the basic earnings per share and the diluted earnings per share is as follows:

For the six months ended 30 June 2002

	Profit attributable to shareholders (HK$'000)	**Weighted average number of shares**
Profit/number of shares for the purpose of basic earnings per share	280,190	1,742,326,635
Effect of dilutive potential ordinary shares:		
Share options	—	2,785,844
Convertible guaranteed bonds	25,818	204,828,634
Profit/number of shares for the purpose of diluted earnings per share	306,008	1,949,941,113

NOTE 9 FIXED ASSETS AND INVENTORIES

During the period, additions to fixed assets mainly comprise properties of HK$147,492,000 (2001: HK$50,625,000), and site development rights of HK$500,000,000 (2001: nil). Additions to inventories mainly comprise stocks of properties of HK$2,134,585,000 (2001: HK$1,923,710,000).

NOTE 10 TRADE DEBTORS AND CREDITORS - AGEING ANALYSIS

The Group maintains a defined credit policy on its trade debtors. The ageing analysis of trade debtors was as follows:

	30 June 2002 (HK$'000)	31 December 2001 (HK$'000)
0 - 30 days	**259,145**	98,227
31 - 60 days	**8,398**	16,589
61 - 90 days	**3,391**	3,983
Over 90 days	**68,426**	113,691
	339,360	232,490

The ageing analysis of trade creditors was as follows:

	30 June 2002 (HK$'000)	31 December 2001 (HK$'000)
0 - 30 days	**150,450**	314,320
31 - 60 days	**41,320**	3,063
61 - 90 days	**95**	491
Over 90 days	**399**	15,997
	192,264	333,871

NOTE 11 SHARE CAPITAL

	Number of shares	**30 June 2002 (HK$'000)**	31 December 2001 (HK$'000)
Authorised			
Ordinary shares of HK$0.25 each			
At beginning of the period	2,000,000,000	**500,000**	500,000
Increase in authorised share capital	2,000,000,000	**500,000**	—
At end of the period	4,000,000,000	**1,000,000**	500,000
Issued and fully paid			
Ordinary shares of HK$0.25 each			
At beginning of the period	1,553,947,128	**388,486**	388,486
Shares issued under the rights issue	388,486,782	**97,122**	—
At end of the period	1,942,433,910	**485,608**	388,486

By an ordinary resolution passed by the shareholders of the Company on 29 April 2002, the authorised share capital of the Company was increased from HK$500,000,000 to HK$1,000,000,000 by the creation of 2,000,000,000 new ordinary shares of HK$0.25 each.

During the period, 388,486,782 ordinary shares were issued under the rights issue at the subscription price of HK$1.00 per rights share. The net proceeds from the rights issue were used to repay the Group's debts.

NOTE 12 CONVERTIBLE GUARANTEED BONDS

In July 1999, a subsidiary issued US$70 million convertible guaranteed bonds which carry interest at 4.25% per annum payable annually in arrear. The bonds are guaranteed by the Company and listed on the Luxembourg Stock Exchange. Unless previously purchased and cancelled, redeemed or converted, the bonds will be redeemed on 27 July 2004 at 132.5% of their principal amount plus accrued interest.

During the period, the subsidiary repurchased the convertible guaranteed bonds with an aggregate principal amount of US$30.25 million (2001: nil) for a total consideration of HK$271,329,000 and these bonds were then cancelled. The surplus arising from the repurchase and the subsequent cancellation of the bonds has been accounted for in the profit and loss account.

NOTE 13 PLEDGE OF ASSETS

At 30 June 2002, certain assets of the Group with aggregate carrying value of HK$2,175,615,000 (at 31 December 2001: HK$9,137,740,000) were pledged to secure bank loan facilities.

NOTE 14 COMMITMENTS

(a) Capital commitments

	30 June 2002 (HK$'000)	31 December 2001 (HK$'000)
Contracted but not provided for		
Capital expenditure	**2,074**	1,306
Authorised but not contracted for		
Capital expenditure	**12,128**	3,469

(b) At 30 June 2002, the Group had commitments under various contracts, entered into in the normal course of business, to complete property development projects to a total value of approximately HK$984,057,000 (at 31 December 2001: HK$1,194,362,000) out of which approximately HK$902,393,000 (at 31 December 2001: HK$1,085,276,000) was related to the jointly controlled assets.

NOTE 15 CONTINGENCIES

There have been no material changes in contingent liabilities of the Group since 31 December 2001.

NOTE 16 RELATED PARTY TRANSACTIONS

For the six months ended 30 June

	2002 (HK$'000)	(Restated) 2001 (HK$'000)
Significant transactions with Sociedade de Turismo e Diversões de Macau S.A.R.L. ("STDM")		
Dividend received from STDM	**18,331**	14,322
Subsidies received from STDM	**10,835**	12,890
Ship tickets sold to STDM	**171,118**	174,229
Discount and commission paid to STDM for sale of ship tickets	**26,571**	29,026
Management and incentive fees received from STDM for management of hotel and Macau Tower Convention & Entertainment Centre ("MTCEC")	**11,796**	10,011
Fuel purchased from STDM in Macau for shipping operations	**36,430**	40,347
Income collected by STDM for sale of ship tickets and related services in Macau	**141,124**	148,982
Amount reimbursed to STDM for expenses incurred in respect of TurboJET operations in Macau	**73,012**	75,106
Amount reimbursed by STDM for expenses and resources shared by MTCEC	**93,520**	—
Gross operating revenue of MTCEC collected for STDM	**32,512**	—
Bank accounts maintained with Seng Heng Bank Ltd., a subsidiary of STDM	**4,478**	—
Charter hire income received from STDM	**52,924**	46,155
Significant transactions with China Travel Services (Hong Kong) Ltd. ("CTSHK")		
Commission paid to CTSHK for sale of ship tickets	**12,431**	12,447
Net income collected by CTSHK for sale of ship tickets and related services	**68,882**	75,231
Amount reimbursed by Shun Tak Shipping Co., Ltd. and its associates ("STS") for expenses and resources shared by STS	**28,742**	18,156
Rental and related service fees for lease of land and buildings received from an associate	**2,475**	2,475

NOTE 16 RELATED PARTY TRANSACTIONS (Continued)

For the six months ended 30 June

	2002 (HK$'000)	(Restated) 2001 (HK$'000)
Rental and related service fees for lease of land and buildings paid to Shun Tak Centre Ltd.	**1,948**	3,055
Interest income received from associates	**1,078**	14,412
Interest expenses paid to minority shareholders of a subsidiary	**33,166**	83,772
Interest expenses paid to a joint venture partner of a subsidiary	**4,123**	8,335
Sales commission paid to a minority shareholder of a subsidiary	**8,123**	19,214
Sales commission paid to a joint venture partner of a subsidiary	**10,887**	—
Insurance premium paid to an associate	**13,427**	11,006
Construction cost paid to a joint venture	**198,127**	47,678

The above transactions were conducted in accordance with the terms as disclosed in the last annual report.

Disclosure of Interests

As at 30 June 2002, the interests of the directors of the Company in the share capital of the Company or its associated corporations within the meaning of the Securities (Disclosure of Interests) Ordinance ("SDI Ordinance") which have been notified to The Stock Exchange of Hong Kong Limited ("the Stock Exchange") and the Company, pursuant to Section 28 of the SDI Ordinance, including interests which they are deemed or taken to have under Section 31 or Part 1 of the schedule of the SDI Ordinance, or which are required pursuant to Section 29 of the SDI Ordinance, to be entered in the register referred to therein or which are required to be notified to the Company and the Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of Listed Companies were as follows:

a) Interests of directors in the Company

	Ordinary Shares of HK$0.25 each		
Name of Director	Personal Interests	Family Interests	Corporate Interests
Stanley Ho	240,517,502	6,144,725	36,285,523
Sir Roger Lobo	—	—	—
Robert Kwan	—	—	—
Cheng Yu Tung	—	—	—
Mok Ho Yuen Wing, Louise	323,627	—	—
Pansy Ho	12,555,806	—	97,820,707
Daisy Ho	11,562,252	—	97,820,707
Ambrose So	10,406,250	—	—
Patrick Huen	62,500	—	—
Andrew Tse	2,325,000	—	—
Anthony Chan	10,031,250	—	—
Maisy Ho	—	—	23,066,918

b) Interests of directors in subsidiaries

Name of Director	Name of Subsidiaries	Personal Interests	Corporate Interests
Stanley Ho	Shun Tak Cultural Centre Ltd.	—	4 ordinary shares (or 40%)
	Stabilo Ltd.	560 ordinary shares (or 11.2%)	—
Ambrose So	Stabilo Ltd.	72 ordinary shares (or 1.44%)	—
Patrick Huen	Stabilo Ltd.	68 ordinary shares (or 1.36%)	—
Andrew Tse	Stabilo Ltd.	68 ordinary shares (or 1.36%)	—
Anthony Chan	Stabilo Ltd.	32 ordinary shares (or 0.64%)	—

Certain nominee shares in subsidiaries were held by Dr. Ambrose So, Mr. Andrew Tse, Mr. Patrick Huen, Ms. Pansy Ho and Ms. Daisy Ho in trust for the Company or its subsidiaries.

c) Interests of directors in an associate

Dr. Stanley Ho owns 1 ordinary share (representing 10% interest) in South Light Ltd. as his personal interest.

d) Share options

As at 30 June 2002, details of share options granted to directors or employees under the old share option scheme (as hereinafter defined) of the Company are as follows:

				Number of Share Options	
Grantee	**Date of Grant**	**Exercise / Vesting Period**	**Exercise Price per Share**	**As at 1 January 2002**	**As at 30 June 2002**
Stanley Ho	10 June 1993	10 June 1993 to 9 June 2003	HK$4.98 (i)	30,000,000	31,204,819 (i)
Pansy Ho	24 March 1995	24 March 1995 to 23 March 2005	HK$3.35 (i)	2,500,000	2,597,015 (i)
	3 January 2000	3 January 2000 to 2 January 2010	HK$1.15 (i)	10,000,000	10,434,783 (i)
Daisy Ho	24 March 1995	24 March 1995 to 23 March 2005	HK$3.35 (i)	2,700,000	2,804,776 (i)
	3 January 2000	3 January 2000 to 2 January 2010	HK$1.15 (i)	10,000,000	10,434,783 (i)
Maisy Ho	3 January 2000	3 January 2000 to 2 January 2010	HK$1.15 (i)	3,000,000	3,130,435 (i)
Aggregate total of employees	3 January 2000	3 January 2000 to 2 January 2005	HK$1.15 (i)	1,600,000	1,669,564 (i)

Notes:

i) The exercise prices and the numbers of options have been adjusted due to the rights issue of the Company with effect from 21 May 2002 pursuant to the old share option scheme.

ii) The share option scheme of the Company adopted on 18 May 1993 ("the old share option scheme") was terminated on 31 May 2002 and a new share option scheme was adopted on 31 May 2002. During the six months ended 30 June 2002, no options to subscribe for ordinary shares in the Company were granted under both the old and new share option schemes.

iii) No share option was exercised during the six months ended 30 June 2002.

iv) Options granted to directors and employees over the Company's shares are recognised in the balance sheet at the time when the options are exercised. Share capital is credited at par for each share issued upon the exercise of options, with share premium credited at the excess of net proceeds received over total share capital credited.

v) Save as described above, as at 30 June 2002, none of the directors or their spouse or children under 18 years of age were granted or exercised any right to subscribe for any equity or debt securities of the Company or any of its associated corporations.

e) Substantial shareholders

As at 30 June 2002, the register of substantial shareholders maintained under Section 16(1) of the SDI Ordinance showed that other than Dr. Stanley Ho whose interests are set out above, the following shareholder was interested in 10% or more of the issued share capital of the Company.

Name of Shareholder	No. of Ordinary Shares Held
Shun Tak Shipping Co., Ltd. and its subsidiaries (Note)	598,030,322

Note: Dr. Stanley Ho, Dr. Cheng Yu Tung and Mrs. Mok Ho Yuen Wing, Louise have beneficial interests in Shun Tak Shipping Co., Ltd.

Save as disclosed above, no other person has notified the Company as having any interest representing 10% or more of the Company's issued share capital.

PURCHASE, SALE OR REDEMPTION OF LISTED SECURITIES

During the period, the Group repurchased and cancelled certain of its convertible guaranteed bonds. Details of these are set out in note 12 to the condensed financial statements.

Save as disclosed above, there was no purchase, sale or redemption by the Company, or any of its subsidiaries, of the Company's listed securities during the six months ended 30 June 2002.

REVIEW BY AUDIT COMMITTEE

The unaudited interim financial statements for the six months ended 30 June 2002 have been reviewed by the Audit Committee of the Company. At the request of the directors, the Group's external auditors have carried out a review of the unaudited interim financial statements in accordance with the Statement of Auditing Standard 700 issued by the Hong Kong Society of Accountants.

CODE OF BEST PRACTICE

None of the directors is aware of any information that would reasonably indicate that the Company is not, or was not for any part of the accounting period covered by the interim report, in compliance with Appendix 14 to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

By order of the Board
Stanley Ho
Group Executive Chairman

Hong Kong, 23 September 2002



目錄



集團業績

截至二零零二年六月三十日止六個月內集團未經審核之股東應佔溢利為港幣二億八千零二十萬元，較去年同期港幣一億二千二百七十萬元增加百分之一百二十八點四。每股盈利則為十六點一港仙(二零零一年：七點三港仙)。

中期股息

董事會已宣佈將於二零零二年十月二十五日，派發截至二零零二年六月三十日止六個月之中期股息每股三點五港仙(二零零一年：每股二港仙)予在二零零二年十月十八日名列股東登記冊內之股東。

股份過戶登記手續將由二零零二年十月十六日至十月十八日(包括首尾兩日)暫停辦理。為合資格獲發中期股息，所有過戶文件連同相關股票必須於二零零二年十月十五日下午四時前，交回本公司股份過戶登記處。

業務回顧

船務

於二零零二年上半年，本集團之船務業務旗艦，信德中旅船務投資有限公司繼續保持在香港－澳門航線之市場領導地位，市場佔有率約為百分之九十。其深圳及廣州航線於上半年之總乘客量較去年同期增加百分之二十一點六。透過有效調配內部資源、不斷努力控制成本及提升營運效率，本集團船務部在上半年之經營溢利增加百分之二十四點二至港幣九千六百六十萬元(二零零一年：港幣七千七百八十萬元)。

船務部貫徹本集團拓展新中國航線及在珠江三角洲尋求其他業務發展機會的策略，於二零零二年四月十六日推出往來深圳及澳門的新航線。二零零二年六月，船務部與一家獨立公司組成合營公司，與香港機場管理局簽訂設計協議，翻新位於赤鱲角香港國際機場之過境客運渡輪碼頭。該渡輪碼頭預期於二零零三年首季投入服務，提供前往珠江三角洲主要城市之客運渡輪服務。

船務部與澳門旅遊娛樂有限公司簽訂租船服務協議，提供往來九龍及澳門的廉價客運渡輪服務，成功推廣澳門旅遊業，並為本集團帶來穩定收益。該租船服務協議由二零零二年一月一日起續期一年。



酒店及消閒

本集團受惠於澳門旅遊業的復甦，其在澳門之酒店及消閒業務於二零零二年上半年持續錄得理想成績。截至二零零二年六月三十日止六個月內，訪澳旅客達五百五十萬，較去年同期增加百分之九點三。

由於經營溢利改善及利息開支減少，澳門文華東方酒店之純利較去年同期明顯攀升。澳門寰鼎(威斯登)度假酒店(「威斯登」)之平均房租較去年同期微升百分之零點八。威斯登現正進行翻新工程，其入住率因而受影響，較去年同期減少百分之二點九。該工程預期於二零零三年第二季竣工。

澳門高爾夫球鄉村俱樂部於上半年度表現理想，純利較去年同期有所增長。

澳門旅遊塔會展娛樂中心(「澳門塔」)於二零零一年十二月揭幕，為本集團酒店及消閒業務管理組合增添了一項地標物業，並進一步拓展本集團在澳門酒店及消閒業務的網絡。本集團自獲授予為期二十年之澳門塔經營及物業管理協議後，在澳門塔舉辦了連串展覽、商品展銷會及音樂會，其中包括國際矚目的仙奴大中華區時裝表演。本集團近期聯同世界知名之商業化笨豬跳先驅AJ Hackett，在澳門塔開展歷奇旅遊項目，而澳門塔是AJ Hackett於大中華地區首個及唯一的目的地。

地產

本集團之地產部於上半年取得理想業績。

昇悅居第一期及第二期分別於二零零二年四月及二零零二年六月成功推出預售，市場反應良好。第一期包括五幢大廈共一千八百三十四個住宅單位，預期於二零零三年第三季竣工；第二期包括兩幢大廈共六百個住宅單位及一個商場，預計於二零零三年底落成。昇悅居位處西九龍交通樞紐，鄰近地鐵站，交通便利。



寶翠園第二期包括三幢大廈共一千一百二十個住宅單位，已於二零零二年四月竣工，售出單位亦已如期順利移交予買家。

本集團現時於香港及澳門的物業管理組合，總樓面面積約八百五十萬平方呎，其中包括寶翠園、西寶城及澳門塔，加上預期於二零零三年落成之昇悅居，將令總樓面面積增加至超過一千萬平方呎。

展望

董事局深信本集團之船務和酒店及消閒業務具備優越條件，繼續拓展業務，受惠於澳門旅遊業之復甦，以及珠江三角洲之快速經濟增長。

本集團將繼續精簡及重組其現有業務，並將專注於船務和酒店及消閒業務的發展。本集團於二零零二年二月，策略性出售其於航空貨運公司香港華民航空有限公司百分之二十的權益。二零零二年四月，本集團購入一幅位於澳門氹仔面積達九萬九千平方米之酒店及商業地皮之發展權，以進一步加強其在澳門酒店及消閒業務之投資。同時，鑒於全球科技行業低落，本集團採取保守及高度審慎之態度，為與科技有關之基金及投資作出撥備。

二零零二年五月，本集團以供股方式集資約港幣三億八千八百五十萬元，以減低本集團的負債及提升集團之財務實力。此外，期內出售的物業項目所帶來的大量現金收入，亦進一步改善本集團的資產與負債比率。

基於本集團財務狀況穩健，董事局深信本集團具備良好條件於澳門及珠江三角洲拓展新業務，尤其在酒店及消閒業務投資方面。本集團將以審慎進取的態度，繼續致力為現有業務創造協同效益，並對旗下核心業務的未來發展充滿信心。



財務回顧

流動資金、財務來源及資本架構

現金及等同現金於二零零二年六月三十日為港幣十三億六千六百萬元，較去年年終大幅增加港幣七億七千九百萬元。

本集團於期內按每股股份港幣一元之認購價，以供股方式發行388,486,782股，使其股本增加。而供股之所得款項淨額(扣除支出後)港幣三億八千二百萬元已用於償還本集團之債務。

於二零零二年六月三十日，本集團的備用貸款及其他融資合共港幣四十七億三千萬元，其中港幣十二億五千萬元尚未提用。

於期終時尚未償還的貸款包括銀行貸款港幣三十一億六千七百萬元、有擔保可換股債券港幣三億零八百萬元及其他貸款港幣五百萬元，百分之十三的尚未償還銀行貸款均以本集團的某些資產作抵押。本集團的政策乃安排足夠資金，以作為營運資金及投資項目的所需現金。於二零零二年六月三十日，本集團各借貸項目的到期日如下：

到期組合

1年內	1-2年	2-5年	總額
12%	23%	65%	100%

根據期終時港幣二十一億一千四百萬元淨借貸額，本集團的資本與負債比率為百分之二十(於二零零一年十二月三十一日：百分之三十一點九，重列)。本集團將繼續維持此穩健的資本與負債比率為其財務策略，並會進一步減少其融資成本。

財務風險

本集團採用穩健的財務風險管理政策，所承擔之外滙及利息風險極低。本集團之政策乃不參與任何投機性貿易活動。

除佔本集團長期借款百分之十之有擔保可換股債券外，本集團所籌得之資金是以浮息計算。

本集團的尚未償還借貸項目中，只有百分之十九是以美元為單位。本集團的主要業務均以港幣交易及記賬，因此外滙波動風險極低。



人力資源

除聯營公司及共同控制企業外，本集團包括附屬公司於期終時約有二千零九十名僱員。本集團給予僱員優厚的薪酬，並根據個人表現考慮晉升及加薪。此外員工亦經常舉辦員工聯誼活動，以推廣團隊精神。本集團鼓勵僱員參加關乎集團業務的培訓課程。

簡明綜合損益表

截至六月三十日止六個月

	附註	(未經審核) 二零零二年 (港幣千元)	(未經審核及 重新列賬) 二零零一年 (港幣千元)
營業額	二	**3,523,823**	2,636,603
其他收益		**31,431**	53,287
其他收入		**10,129**	12,068
		3,565,383	2,701,958
出售物業之成本		**(2,432,060)**	(1,655,526)
其他經營成本		**(733,158)**	(723,155)
經營溢利	二、三	**400,165**	323,277
融資成本	四	**(47,707)**	(65,558)
投資收益淨額	五	**77,828**	—
所佔聯營公司業績		**4,662**	(6,344)
所佔共同控制企業業績		**(11,962)**	(6,002)
除稅前溢利		**422,986**	245,373
稅項	六	**(13,375)**	(33,602)
除稅後溢利		**409,611**	211,771
少數股東權益		**(129,421)**	(89,086)
股東應佔溢利		**280,190**	122,685
中期股息	七	**67,985**	31,079
每股盈利(港仙)	八		
一基本		**16.1**	7.3
一攤薄後		**15.7**	不適用

簡明綜合資產負債表

	附註	(未經審核) 於二零零二年 六月三十日 (港幣千元)	(經審核及 重新列賬) 於二零零一年 十二月三十一日 (港幣千元)
非流動資產			
固定資產	九	**4,025,071**	3,450,594
聯營公司		**945,316**	1,024,143
合營投資		**439,196**	422,544
投資		**395,317**	482,836
應收按揭貸款		**1,405,613**	651,903
		7,210,513	6,032,020
流動資產			
發展中物業		**2,272,580**	6,621,296
存貨	九	**3,368,424**	1,239,122
代管人持有出售物業之款項		**1,101,666**	311,480
貿易及其他應收賬款、 按金及預付款	十	**494,909**	1,125,971
定期存款		**1,290,533**	523,204
現金及銀行結餘		**75,265**	64,150
		8,603,377	9,885,223
流動負債			
長期借貸之流動部份		**426,336**	506,417
貿易及其他應付賬款、 按金及應計費用	十	**1,596,170**	717,631
稅項		**94,619**	93,373
		2,117,125	1,317,421
流動資產淨值		**6,486,252**	8,567,802
資產總值減流動負債		**13,696,765**	14,599,822
非流動負債			
長期借貸		**3,053,828**	3,560,195
贖回有擔保可換股債券之 溢價準備		**59,079**	86,440
遞延稅項		**19,802**	58,707
		3,132,709	3,705,342
少數股東權益及貸款		**4,321,679**	5,232,648
資產總值		**6,242,377**	5,661,832
股東權益			
股本	十一	**485,608**	388,486
儲備		**5,688,784**	5,226,728
擬派股息		**67,985**	46,618
		6,242,377	5,661,832

簡明綜合現金流量表

截至六月三十日止六個月

	(未經審核) 二零零二年 (港幣千元)	(未經審核及 重新列賬) 二零零一年 (港幣千元)
營業活動產生之現金淨額	**3,228,266**	766,857
投資活動(使用)／產生 之現金淨額	**(1,019,987)**	33,698
融資活動使用之現金淨額	**(1,429,835)**	(1,283,305)
現金及等同現金之增加／(減少)	**778,444**	(482,750)
一月一日之現金及等同現金	**587,354**	872,593
六月三十日之現金及等同現金	**1,365,798**	389,843
現金及等同現金之分析		
定期存款	**1,290,533**	326,939
現金及銀行結餘	**75,265**	62,904
	1,365,798	389,843

簡明綜合權益變動表

截至二零零二年六月三十日止六個月（未經審核）

	股本（港幣千元）	股份溢價賬（港幣千元）	資本贖回儲備賬（港幣千元）	資本儲備賬（港幣千元）	投資物業重估價值儲備賬（港幣千元）	匯兌儲備賬（港幣千元）	損益賬（港幣千元）	擬派股息（港幣千元）	總額（港幣千元）
於二零零二年									
一月一日									
－原列賬	388,486	3,510,565	5,019	130,302	8,758	4,389	1,590,980	46,618	5,685,117
－採納會計實務準則第三十四條之調整	–	–	–	–	–	–	(23,285)	–	(23,285)
－重新列賬	388,486	3,510,565	5,019	130,302	8,758	4,389	1,567,695	46,618	5,661,832
以供股方式發行之股份	97,122	–	–	–	–	–	–	–	97,122
以供股方式發行之股份溢價	–	291,365	–	–	–	–	–	–	291,365
發行股份之費用	–	(6,271)	–	–	–	–	–	–	(6,271)
本期溢利	–	–	–	–	–	–	280,190	–	280,190
資產變現之減額	–	–	–	(23,588)	–	–	–	–	(23,588)
供股股份之二零零一年末期股息	–	–	–	–	–	–	(11,655)	11,655	–
二零零一年末期股息	–	–	–	–	–	–	–	(58,273)	(58,273)
二零零二年中期股息	–	–	–	–	–	–	(67,985)	67,985	–
於二零零二年六月三十日	485,608	3,795,659	5,019	106,714	8,758	4,389	1,768,245	67,985	6,242,377

截至二零零一年六月三十日止六個月（未經審核）

	股本（港幣千元）	股份溢價賬（港幣千元）	資本贖回儲備賬（港幣千元）	資本儲備賬（港幣千元）	投資物業重估價值儲備賬（港幣千元）	匯兌儲備賬（港幣千元）	損益賬（港幣千元）	擬派股息（港幣千元）	總額（港幣千元）
於二零零一年									
一月一日									
－原列賬	388,486	3,510,565	5,019	125,569	–	4,294	1,221,591	46,618	5,302,142
－採納下列會計實務準則之調整									
第十八條（經修訂）	–	–	–	–	–	–	(14,322)	–	(14,322)
第二十八條	–	–	–	–	–	–	189,837	–	189,837
第三十一條	–	–	–	4,733	–	–	(4,733)	–	–
第三十四條	–	–	–	–	–	–	(23,285)	–	(23,285)
－重新列賬	388,486	3,510,565	5,019	130,302	–	4,294	1,369,088	46,618	5,454,372
本期溢利	–	–	–	–	–	–	122,685	–	122,685
二零零零年末期股息	–	–	–	–	–	–	–	(46,618)	(46,618)
二零零一年中期股息	–	–	–	–	–	–	(31,079)	31,079	–
於二零零一年六月三十日	388,486	3,510,565	5,019	130,302	–	4,294	1,460,694	31,079	5,530,439

附註一 編製基準及會計政策

本簡明財務報表乃按香港會計師公會頒佈之會計實務準則第二十五條「中期財務報告」及香港聯合交易所有限公司證券上市規則附錄十六而編製。

本簡明財務報表乃根據歷史成本會計法編製，並按投資物業及若干固定資產之重估價值作出修訂。

編製中期財務報表所採納之會計政策及計算方式，除採納香港會計師公會頒佈於二零零二年一月一日起之會計年度生效的下列會計實務準則外，與截至二零零一年十二月三十一日止年度之全年財務報表所採用的一致。

會計實務準則第一條 (經修訂)	:	財務報表之呈報
會計實務準則第十一條(經修訂)	:	外幣換算
會計實務準則第十五條(經修訂)	:	現金流量表
會計實務準則第三十四條	:	僱員福利

本集團因採用此等新的或經修訂的會計實務準則而作出之會計政策變動如下：

(a) **會計實務準則第一條(經修訂)：財務報表之呈報**
因採用會計實務準則第一條(經修訂)，呈報方式已作出某些變動。

(b) **會計實務準則第十一條(經修訂)：外幣換算**
因採用會計實務準則第十一條(經修訂)，於香港以外成立的附屬公司、聯營公司和合營投資以港幣以外之貨幣列報的損益表於期內均以加權平均滙率折算。此會計政策與往年不同，於往年此等損益表均以結算日之兑換率折算。新的會計政策並無作追溯處理，而更改此會計政策對過往期間賬目之影響並不重大。

(c) **會計實務準則第十五條(經修訂)：現金流量表**
根據會計實務準則第十五條(經修訂)，現金流量表內之現金流量需劃分為營業活動、投資活動及融資活動。截至二零零一年六月三十日止六個月之簡明現金流量表已作出相應的編製。

簡明財務報表附註

附註一 編製基準及會計政策（續）

(d) **會計實務準則第三十四條：僱員福利**

根據會計實務準則第三十四條，僱員累積有薪休假的費用應列作支出，並按本集團預計須因截至結算日所累積未享用權利而額外支付金額計算。鑑於此項會計政策變動已予追溯處理，於二零零二年一月一日保留溢利減少港幣23,285,000元，並於二零零一年十二月三十一日本集團之資產總值亦減少港幣23,285,000元。而本集團於二零零二年六月三十日之資產總值及兩期呈報之股東應佔溢利並無重大影響。

附註二 分類資料

按業務和地區劃分之集團營業額和經營溢利如下：

截至六月三十日止六個月

	營業額		經營溢利	
		（重新列賬）		（重新列賬）
	二零零二年	二零零一年	二零零二年	二零零一年
	（港幣千元）	（港幣千元）	（港幣千元）	（港幣千元）
按業務劃分：				
船務	**698,585**	681,081	**96,647**	77,828
地產	**2,769,033**	1,910,194	**305,438**	235,343
酒店及消閒	**37,654**	30,860	**4,048**	(64)
投資及其他	**18,551**	14,468	**16,962**	13,395
	3,523,823	2,636,603	**423,095**	326,502
未分配淨支出			**(22,930)**	(3,225)
			400,165	323,277
按地區劃分：				
香港	**3,152,790**	2,272,158	**322,467**	243,883
澳門	**335,400**	336,133	**74,169**	77,983
其他	**35,633**	28,312	**3,529**	1,411
	3,523,823	2,636,603	**400,165**	323,277

附註三 經營溢利

截至六月三十日止六個月

	二零零二年 (港幣千元)	(重新列賬) 二零零一年 (港幣千元)
已計入：		
利息收入	**15,831**	31,648
減：於發展中物業資產 成本化之數額	**(2,635)**	(6,648)
	13,196	25,000
投資物業之租金收入	**40,996**	8,029
減：支出	**(107)**	(108)
	40,889	7,921
來自非上市投資股息	**24,949**	14,468
已扣除：		
存貨成本	**2,561,026**	1,797,689
員工開支	**250,910**	245,939
攤銷及折舊	**75,845**	90,105

附註四 融資成本

截至六月三十日止六個月

	二零零二年 (港幣千元)	二零零一年 (港幣千元)
融資成本總額	**113,793**	283,297
減：於發展中物業撥作資產 成本之數額	**(66,086)**	(217,739)
期內融資費用總額	**47,707**	65,558

附註五 投資收益淨額

投資收益淨額包括出售一家聯營公司獲取之盈利為港幣177,828,000元(二零零一年：無)及投資減值虧損為港幣100,000,000元(二零零一年：無)。

附註六 稅項

截至六月三十日止六個月

	二零零二年 (港幣千元)	二零零一年 (港幣千元)
公司及附屬公司		
香港利得稅	**11,845**	15,552
海外稅項	**1,264**	99
遞延稅項	**—**	17,440
聯營公司		
香港利得稅	**53**	165
海外稅項	**213**	346
	13,375	33,602

香港利得稅準備乃按期內估計應課稅溢利以稅率16%(二零零一年：16%)計算。海外稅項則根據有關司法權區適用之稅率計算。

附註七 中期股息

截至六月三十日止六個月

	二零零二年 (港幣千元)	二零零一年 (港幣千元)
中期股息：1,942,433,910股，每股派三點五港仙(二零零一年：1,553,947,128股，每股派二港仙)	**67,985**	31,079

附註八 每股盈利

每股基本盈利乃根據期內股東應佔溢利港幣280,190,000元(二零零一年：港幣122,685,000元，因採納新及經修訂之會計實務準則而作出之重列)及於期內已發行股份之加權平均數1,742,326,635股(二零零一年：1,674,141,933股，因供股之影響而作出之重列)計算。每股攤薄後盈利乃根據股東應佔溢利為港幣306,008,000元及經就所有具攤薄潛力之普通股作出調整後之加權平均數1,949,941,113股計算。截至二零零一年六月三十日止六個月，由於可能發行之普通股不具攤薄作用，故無列出每股攤薄後盈利。

用於計算每股基本盈利及每股攤薄後盈利之股東應佔溢利及股份之加權平均數計算如下：

截至二零零二年六月三十日止六個月

	股東應佔溢利(港幣千元)	股份之加權平均數
用於計算每股基本盈利之溢利／股份數目	280,190	1,742,326,635
具攤薄潛力之普通股之影響：		
購股權	—	2,785,844
有擔保可換股債券	25,818	204,828,634
用於計算每股攤薄後盈利之溢利／股份數目	306,008	1,949,941,113

附註九 固定資產及存貨

期內，增加的固定資產主要包括樓宇港幣147,492,000元(二零零一年：港幣50,625,000元)及土地開發權港幣500,000,000元(二零零一年：無)。而增加的存貨主要包括樓宇存貨港幣2,134,585,000元(二零零一年：港幣1,923,710,000元)。

附註十 貿易應收及應付賬款－賬齡分析

本集團維持一個明確的信貸政策。貿易應收賬款之賬齡分析如下：

	二零零二年 六月三十日 (港幣千元)	二零零一年 十二月三十一日 (港幣千元)
零至三十日	**259,145**	98,227
三十一至六十日	**8,398**	16,589
六十一至九十日	**3,391**	3,983
超過九十日	**68,426**	113,691
	339,360	232,490

貿易應付賬款之賬齡分析如下：

	二零零二年 六月三十日 (港幣千元)	二零零一年 十二月三十一日 (港幣千元)
零至三十日	**150,450**	314,320
三十一至六十日	**41,320**	3,063
六十一至九十日	**95**	491
超過九十日	**399**	15,997
	192,264	333,871

附註十一 股本

	股份數目	二零零二年 六月三十日 (港幣千元)	二零零一年 十二月三十一日 (港幣千元)
法定股本			
每股面值港幣0.25元普通股			
於期初	2,000,000,000	**500,000**	500,000
增加法定股本	2,000,000,000	**500,000**	—
於期末	4,000,000,000	**1,000,000**	500,000
發行及已繳足股本			
每股面值港幣0.25元普通股			
於期初	1,553,947,128	**388,486**	388,486
以供股方式發行之股份	388,486,782	**97,122**	—
於期末	1,942,433,910	**485,608**	388,486

本公司股東於二零零二年四月二十九日通過普通決議案，藉此增加2,000,000,000股每股面值港幣0.25元之普通股新股份，將公司之法定股本由港幣500,000,000元增加至港幣1,000,000,000元。

期內，本公司按每股供股股份港幣1.00元之認購價，以供股方式發行388,486,782股普通股。供股之所得款項淨額用於償還本集團之債務。

附註十二 有擔保可換股債券

一九九九年七月，一家附屬公司發行總值七千萬美元以年利率4.25%並須於每滿一年後付息之有擔保可換股債券。該批債券由本公司擔保，並在盧森堡證券交易所上市。除非先前已被回購及註銷、贖回或轉換，該批債券將於二零零四年七月二十七日按本金之132.5%加應計利息贖回。

期內，該附屬公司以港幣271,329,000元回購合共面值三千零二十五萬美元(二零零一年：無)之有擔保可換股債券，此等債券隨即註銷。由此回購及隨即註銷所產生之盈餘已於損益表內列賬。

附註十三 資產抵押

於二零零二年六月三十日，本集團以賬面總值港幣2,175,615,000元(於二零零一年十二月三十一日：港幣9,137,740,000元)的某些資產，作為銀行貸款之抵押。

附註十四 承擔

(a) 資本承擔

	二零零二年 六月三十日 (港幣千元)	二零零一年 十二月三十一日 (港幣千元)
已簽約但未撥備 資本性支出	**2,074**	1,306
已批准但未簽約 資本性支出	**12,128**	3,469

(b) 本集團因在正常業務運作過程中簽訂多項合約以完成地產發展項目。於二零零二年六月三十日未撥備之工程承擔總值約港幣984,057,000元(於二零零一年十二月三十一日：港幣1,194,362,000元)，其中約港幣902,393,000元(於二零零一年十二月三十一日：港幣1,085,276,000元)與共同控制資產有關。

附註十五 或然負債

自二零零一年十二月三十一日起，本集團之或然負債並未有重大變更。

附註十六 關連人士交易

截至六月三十日止六個月

	二零零二年 (港幣千元)	(重新列賬) 二零零一年 (港幣千元)
與澳門旅遊娛樂有限公司(「澳門娛樂」)之重大交易		
收取澳門娛樂股息	**18,331**	14,322
收取澳門娛樂資助	**10,835**	12,890
售予澳門娛樂船票	**171,118**	174,229
就出售船票而付予澳門娛樂的折扣及佣金	**26,571**	29,026
就管理酒店及澳門旅遊塔會展娛樂中心(「澳門塔」)向澳門娛樂收取的管理費及獎金	**11,796**	10,011
就澳門船務向澳門娛樂購入燃料	**36,430**	40,347
澳門娛樂代本集團收取在澳門銷售船票及提供有關服務的收入	**141,124**	148,982
就澳門船務業務向澳門娛樂償還的開支	**73,012**	75,106
澳門娛樂償還予本集團有關澳門塔分享的資源及承擔的開支	**93,520**	—
代澳門娛樂收取澳門塔之總經營收入	**32,512**	—
存於澳門娛樂之附屬公司誠興銀行的銀行戶口	**4,478**	—
收取澳門娛樂之船舶租金收益	**52,924**	46,155
與香港中國旅行社有限公司(「香港中旅」)之重大交易		
就出售船票而付予香港中旅的佣金	**12,431**	12,447
香港中旅代本集團收取銷售船票及提供有關服務的淨收入	**68,882**	75,231
信德船務有限公司及其聯營公司(「信德船務」)償還信德船務分享的資源及承擔的開支	**28,742**	18,156
向一家聯營公司收取的房地產租金及有關服務費	**2,475**	2,475

附註十六 關連人士交易(續)

截至六月三十日止六個月

	二零零二年 (港幣千元)	(重新列賬) 二零零一年 (港幣千元)
付予信德中心有限公司的房地產租金及有關服務費	**1,948**	3,055
收取聯營公司之利息收入	**1,078**	14,412
付予一家附屬公司少數股東之利息支出	**33,166**	83,772
付予一家附屬公司合營投資夥伴之利息支出	**4,123**	8,335
付予一家附屬公司少數股東之銷售佣金	**8,123**	19,214
付予一家附屬公司合營投資夥伴之銷售佣金	**10,887**	—
付予一家聯營公司之保險費	**13,427**	11,006
付予一家合營投資之建築成本	**198,127**	47,678

以上交易之條件與往年年報所披露相同。

權益之披露

於二零零二年六月三十日，本公司各董事於本公司或其聯繫公司（按公開權益條例所界者）之股本中所擁有根據公開權益條例第二十八條之規定須知會本公司及香港聯合交易所有限公司（「聯交所」）之權益（包括根據公開權益條例第三十一條或附表第一部分彼等被視為或被當作擁有之權益），或根據公開權益條例第二十九條必須登記該條例所述之登記冊上或根據上市公司董事證券交易標準守則之規定須知會本公司及聯交所之權益如下：

a) 董事於本公司之權益

	每股面值港幣0.25元普通股		
董事芳名	個人權益	家族權益	公司權益
何鴻燊	240,517,502	6,144,725	36,285,523
羅保爵士	—	—	—
關超然	—	—	—
鄭裕彤	—	—	—
莫何婉穎	323,627	—	—
何超瓊	12,555,806	—	97,820,707
何超鳳	11,562,252	—	97,820,707
蘇樹輝	10,406,250	—	—
禤永明	62,500	—	—
謝天賜	2,325,000	—	—
陳偉能	10,031,250	—	—
何超蕸	—	—	23,066,918

b) 董事於附屬公司之權益

董事芳名	附屬公司名稱	個人權益	公司權益
何鴻燊	信德文化廣場有限公司	—	普通股4股（即40%）
	Stabilo Ltd.	普通股560股（即11.2%）	—
蘇樹輝	Stabilo Ltd.	普通股72股（即1.44%）	—
禤永明	Stabilo Ltd.	普通股68股（即1.36%）	—
謝天賜	Stabilo Ltd.	普通股68股（即1.36%）	—
陳偉能	Stabilo Ltd.	普通股32股（即0.64%）	—

權益之披露

蘇樹輝博士、謝天賜先生、禤永明先生、何超瓊女士及何超鳳女士受本公司或其附屬公司委託持有若干附屬公司之非實益權益。

c) **董事於聯營公司之權益**

何鴻燊博士擁有南耀有限公司普通股1股（即百分之十權益）作為其個人權益。

d) **購股權**

於二零零二年六月三十日，根據本公司舊購股權計劃（如下詳述），授予董事及僱員之購股權詳情如下：

承授人	授出日期	行使期／有效期	每股股份之行使價	購股權數目 於二零零二年一月一日	購股權數目 於二零零二年六月三十日
何鴻燊	一九九三年六月十日	一九九三年六月十日至二零零三年六月九日	港幣4.98元 (i)	30,000,000	31,204,819 (i)
何超瓊	一九九五年三月二十四日	一九九五年三月二十四日至二零零五年三月二十三日	港幣3.35元 (i)	2,500,000	2,597,015 (i)
	二零零零年一月三日	二零零零年一月三日至二零一零年一月二日	港幣1.15元 (i)	10,000,000	10,434,783 (i)
何超鳳	一九九五年三月二十四日	一九九五年三月二十四日至二零零五年三月二十三日	港幣3.35元 (i)	2,700,000	2,804,776 (i)
	二零零零年一月三日	二零零零年一月三日至二零一零年一月二日	港幣1.15元 (i)	10,000,000	10,434,783 (i)
何超蕸	二零零零年一月三日	二零零零年一月三日至二零一零年一月二日	港幣1.15元 (i)	3,000,000	3,130,435 (i)
僱員的總數	二零零零年一月三日	二零零零年一月三日至二零零五年一月二日	港幣1.15元 (i)	1,600,000	1,669,564 (i)

附註：

i) 根據舊購股權計劃，本公司的購股權之行使價及購股權數目因供股而由二零零二年五月二十一日起已被調整。

ii) 於二零零二年五月三十一日，本公司於一九九三年五月十八日採納之購股權計劃（「舊購股權計劃」）已被終止，並採納新購股權計劃。截至二零零二年六月三十日止六個月內，在舊及新購股權計劃下，並無授出任何可認購本公司之普通股的購股權。

iii) 截至二零零二年六月三十日止六個月內，並無行使購股權。

iv) 授予董事及員工認購本公司之股票的購股權，只於行使時才確認於資產負債表內。就每一股行使購股權而發行的股票，股本以面值貸入；所得淨款項高於貸入股本的餘額則貸入股份溢價賬。

v) 除上述所披露外，於二零零二年六月三十日董事或其配偶或十八歲以下子女概無獲授或行使任何權利以認購本公司或其任何聯繫公司的股本或債務證券。

e) 主要股東

根據公開權益條例第十六（一）條規定之登記冊所載，除何鴻燊博士持有上述權益外，下列股東於二零零二年六月三十日擁有本公司已發行股本百分之十或以上權益。

股東芳名	持有之普通股股數
信德船務有限公司及其附屬公司（附註）	598,030,322

附註： 何鴻燊博士、鄭裕彤博士及莫何婉穎女士實益擁有信德船務有限公司之權益。

除以上所披露者外，並無其他人士知會本公司其擁有本公司已發行股本百分之十或以上權益。

購買、出售或贖回上市證券

期內，本集團回購及隨即註銷部份有擔保可換股債券，詳細資料概列於簡明財務報表附註第十二項內。

除以上所披露者外，截至二零零二年六月三十日止六個月內，本公司及其附屬公司並無購買、出售或贖回本公司任何上市證券。

審核委員會之審閱

截至二零零二年六月三十日止六個月的未經審核中期賬項，已經由本公司審核委員會審閱。本集團的獨立核數師應董事會的要求，已按照香港會計師公會頒佈的核數準則700，對未經審核之中期賬項進行審閱。

最佳應用守則

據董事所知並無任何資料可合理地顯示本集團於本中期報告所述之任何時間內未有遵守香港聯合交易所有限公司證券上市規則附錄十四所載之最佳應用守則。

承董事會命
何鴻燊
集團行政主席

香港，二零零二年九月二十三日

SHUN TAK

Shun Tak Holdings Limited

Penthouse, 39th Floor, West Tower

Shun Tak Centre, 200 Connaught Road Central

Hong Kong

信德集團有限公司

香港中環干諾道中二百號信德中心西座三十九字頂樓